April 22, 2005


Mail Stop 0409 via U.S. Mail and Fax (417) 873-3503

Mr. Paul E. Muellner
Chief Financial Officer
John Q. Hammons Hotels, Inc.
300 John Q. Hammons Parkway, Suite 900
Springfield, MO 65806

Re:	John Q. Hammons Hotels, Inc.
	Form10-K for the year ended December 31, 2004
      File No. 1-13486

Dear Mr. Muellner:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Managements Discussion and Analysis

1. Please refer to the fourth paragraph on page 24 and clarify to us how you accounted for the $12.6 million of costs incurred to correct the moisture problem. Were the costs expensed in the periods incurred? If not, what was your basis for capitalizing the costs? In addition, the note indicates that you recognized the cumulative depreciation charge through December 31, 2004 of $7.6 million in fiscal year 2001. Please clarify to us in a supplemental response the rationale and GAAP basis for this accounting treatment.

Financial Statements

Report of Independent  Registered Public Accounting Firm, page 47
2. Please confirm to us that you have a signed audit opinion and that you will include a conforming signature in future filings. Refer to
Section 302 of Regulation S-T.

Note 2 Summary of Significant Accounting Policies
3. Please provide us with your consolidation policy and undertake to include the policy in future filings. Refer to Rule 3A-03 of Regulation S-X.

Note 6 Commitments and Contingencies, page 65
4. The second paragraph under this heading indicates that the Company leases facilities from related parties at amounts that appear to be below fair value such as the lease for which only nominal amount are paid. Please clarify to us what consideration you gave to recording the fair value of the lease payments as an expense with the difference between the amounts paid and fair value recorded as a capital contribution. Refer to SAB Topic 1B and 5T.

      *    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Thomas Flinn, Staff Accountant, at (202)
824-
5225 or the undersigned at (202) 942-1964 if you have questions.



						Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant




John Q. Hammons Hotels, Inc.
April 22, 2005
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